NEWS RELEASE
TSX: ELD NYSE: EGO	October 26, 2017

Eldorado Gold Reports 2017 Third Quarter Results

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reported the Company’s financial and operational results for the third quarter ended September 30, 2017.

Third Quarter Financial and Operational Results

•	Loss attributable to shareholders of $4.2 million ($0.01 per share), compared to a profit of $20.7 million ($0.03 per share) in Q3 2016. Adjusted net earnings of $1.3 million ($0.00 per share) compared to an adjusted net earnings of $33.5 million ($0.05 per share) in Q3 2016.
•	Gold production of 70,053 ounces, (including Olympias pre-commercial production).
•	Gold revenues of $84.4 million on sales of 65,439 ounces of gold at an average realized gold price of $1,290 per ounce.
•	All-in sustaining cash costs averaged $925 per ounce.
•	Cash operating costs averaged $508 per ounce; compared to revised 2017 guidance of $500 per ounce.
•	The Company holds $546.1 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit at quarter end.
•	Olympias Phase II commissioning continued and commercial production is now expected by the end of 2017.
•	Closed the definitive agreement with Integra Gold Corp. (“Integra”) and acquired all issued and outstanding common shares, not already owned by the Company, by way of a plan of arrangement.
•	Construction at Skouries continued, with production targeted for 2020.

“It was a productive third quarter with closing the Integra acquisition and managing the ongoing situation in Greece,” said George Burns, Eldorado’s President and Chief Executive Officer. “I am pleased that we received the final permits to complete commissioning at Olympias Phase II and we have entered into constructive dialogue with the Greek Ministry of Energy and Environment. We are working with the Ministry to demonstrate our commitment to implementing best in class technologies and operating to the highest health, safety and environmental standards. We continue to seek issuance of the amended electromechanical installation permit for the Skouries flotation plant, relocation of antiquities at the Skouries site as well as other matters.”

“Looking at Kisladag, our operating and engineering group is working diligently on alternatives to the gold recovery issues, including a prefeasibility study on a mill scenario. I am confident we are on the right track.”

“Finally, I am pleased to report that underground development at Lamaque is proceeding expeditiously and we welcome new employees as our team in Val d’Or grows.”

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see our MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US$, unless stated otherwise.

Summarized Financial Results

Continuing Operations (except where noted)

	3 months ended September 30		9 months ended September 30
	2017	2016	2017	2016
Revenues ($ millions)	95.4	116.2	290.0	318.0
Gold revenues ($ millions)	84.4	98.4	247.1	287.2
Gold sold (ounces)	65,439	73,740	196,713	226,346
Average realized gold price ($/ounce)	1,290	1,334	1,256	1,269
Cash operating costs – gold mines ($/ounce)	508	468	485	492
All-in sustaining cash cost – gold mines ($/ounce)	925	777	859	816
Total cash costs – gold mines ($/ounce)	548	486	510	509
Gross profit from gold mining operations	30.1	45.8	95.2	119.2
Cash flow from operating activities [1] ($ millions)	17.3	40.5	63.5	79.4
Adjusted net earnings [2] ($ millions)	1.3	33.5	15.6	44.6
Net profit (loss) [2,3] ($ millions)	(4.2)	20.7	10.9	(311.6)
Earnings (loss) per share – basic ($/share) [2,3]	(0.01)	0.03	0.01	(0.43)
Earnings (loss) per share – diluted ($/share) [2,3]	(0.01)	0.03	0.01	(0.43)
(1)	Before changes in non-cash working capital.
(2)	Includes discontinued operations for 2016.
(3)	Attributable to shareholders of the Company.

Review of Quarterly Financial Results

Loss attributable to shareholders of the Company for this quarter was $4.2 million, (or $0.01 per share), compared to a profit of $20.7 million, (or $0.03 per share) in the third quarter of 2016. The difference between quarters was mainly due to lower gross profit year over year of $18.7 million, a loss of $26.4 million related to certain surplus equipment written down to its estimated recoverable amounts, offset by a realized gain of marketable securities of $27.3 million. Adjusted net earnings for the quarter were $1.3 million ($0.00 per share) as compared to an adjusted net earnings of $33.5 million ($0.05 per share) for the third quarter of 2016.

Gold sales of 65,439 ounces and gross profit from continuing gold mining operations were lower year over year due to lower production and sales at Kisladag. General and administrative expenses increased $3.5 million year over year due to non-recurrent expenses in Integra related to the acquisition. Exploration expense increased $6.7 million including $3.7 million at Integra and $1.5 million at Stratoni. Mine standby costs of $1.3 million were recorded in the third quarter of 2017 related to Vila Nova, Perama Hill and Skouries underground development.

Third Quarter Review

TURKEY

Kisladag

Kisladag reported gold production of 35,902 ounces for the quarter, down 27% year on year.  Cash operating costs of $491 per ounce were 16% higher year on year. Gold production was in line with mid-year guidance for the quarter. High cyanide addition rates coupled with increased irrigation volumes were maintained throughout the quarter resulting in increased solution grades towards the latter part of the reporting period.

Sustaining capital expenditures of $6.5 million included waste stripping and various construction projects.

On October 23, 2017, the Company provided an update on Kisladag operations based on laboratory test work undertaken during the third quarter indicating that lower recoveries are now expected from the zone of mineralization located around the base of the open pit where mining is currently underway. In light of the lower recoveries, the Company revised its 2017 guidance for Kisladag to 170,000 to 180,000 ounces at cash costs of $500 to $550 per ounce. The Company also reduced Kisladag’s estimated recoverable leach pad inventory by approximately 40,000 ounces of gold.

This change in estimate for the heap leach inventory will be accounted for prospectively as a new development in accordance with IAS 8 commencing October 1, 2017. The Company assessed the leach pad inventory at the lower of cost and net realizable value and determined that no write down was required as at September 30, 2017.

The Company would like to clarify that it has not yet made a decision to proceed on any of the potential processing options outlined below. The Company is working towards announcing the results of a study and by the end of the first quarter 2018 filing a prefeasibility report. The Company expects to make a decision based on this prefeasibility report.

The Company is moving forward on assessing multiple processing solutions with a focus on the milling option. In parallel, the Company will continue to assess the performance of the deeper material when placed on the heap leach, along with testwork to determine the viability of the high pressure grinding roll (“HPGR”) option.

The Company has significantly more data and testwork on the milling scenario compared to HPGR option. The milling option has been assessed in the past, at the initial feasibility stage and over the life of the mine. Bottle roll tests, which are indications of how the material would perform under a milling scenario, have produced recoveries in the range of 60% to 90% based on the different ore types. Milling is a robust technology that is well understood and Eldorado has previously designed, built and operated numerous milling circuits around the world.

Further test work and engineering associated with a mill flowsheet has been initiated. On HPGR, samples are being generated to complete more tests along with looking at agglomeration for this material.

The Company concluded that the lower heap leach recoveries and investigation of alternative treatment methods are not indicators of impairment at this time.

Efemcukuru

Gold production of 24,905 ounces for the quarter was 3% higher year over year. Total gold ounces sold of 29,486 were higher due to a second quarter shipment delayed into the third quarter. Cash operating costs of $529 per ounce were lower year over year. Capital expenditures of $6.4 million included underground development, mine equipment overhauls and process and waste rock/tailings facilities construction projects.

GREECE

On September 11, 2017, Eldorado announced its intention to suspend further investment into its operating mines, development projects and exploration assets in Greece if outstanding, overdue permits were not approved. By September 15, Hellas Gold S.A, the Company’s subsidiary had received the overdue permits needed for its Olympias development. However, certain permits for its Skouries development project remain outstanding at this time. Requirements for these permits have been fully met by the Company's subsidiary, Hellas Gold, and as such are legally due to be issued. Eldorado is seeking these Skouries permits and constructive engagement with the Government in order to continue its investment in Greece. The Company has temporarily postponed its decision to place its assets in Halkidiki on care and maintenance and will continue to reassess its investments in the country.

Greece’s Ministry of Environment and Energy and the Ministry of Finance issued Hellas Gold with formal notice of arbitration on September 14, 2017. The notice alleges that the Technical Study for the Madem Lakkos Metallurgical Plant for treating Olympias and Skouries concentrates in the Stratoni Valley, submitted in December 2014, is deficient and thereby is in violation of the Transfer Contract and the environmental terms of the project. The Company believes that the subject Technical Study is robust and consistent with the Transfer Contract, the Business Plan and the approved environmental terms of the project.

Stratoni

Concentrate production of 6,852 tonnes for the third quarter was lower year on year due to a reduction in ore tonnes processed and slightly lower mined grades (6.5% Pb, 8.5% Zn, 179 g/t Ag). The expected reduced grade and tonnage reflects the continuing depletion of the current mineable ore reserves remaining at the Mavres Petres mine. Exploration activities are ongoing to identify additional resources in an effort to extend the mine’s life.

Olympias

Commissioning and operational ramp-up of the Olympias Phase II plant continued during the quarter, with steady improvement achieved in metallurgical performance. Pre-commercial gold produced during the quarter was 9,246 ounces. Commercial production is expected to be achieved in the fourth quarter this year.

In September 2017, Olympias received all of the outstanding permits required to construct the paste backfill plant, which will provide additional tailings filtration capacity. The plant throughput bottleneck is expected to be fully resolved by end of the second quarter of 2018 when the paste backfill plant becomes operational.

Capital spending for the quarter at Olympias was $28.4 million. Spending was allocated between continued underground development and infrastructure in the Olympias underground mine, ongoing construction of the new tailings management facility and completion work in the Phase II plant.

Skouries

Progress was made during the quarter with key earthworks completed on the process plant, the access road and the enabling works associated with the construction of the Karatzos Lakkos tailings facility. Steel work erection began in the grinding and pebble crushing buildings as well as installation of the drives on grinding mills.

Total capital expenditure for the quarter was $19.3 million. Capital expenditure is in line with current guidance. Slower spending is attributable to ongoing delays in the timely granting of the required permits by the Greek government.  Production remains targeted for 2020. This development remains subject to the possibility of resumption of the care and maintenance decision discussed in the Greece section above.

A contractor’s employee regrettably had a fatality at the Skouries project during the quarter, which occurred during routine tree cutting activity. A full incident investigation took place and actions and recommendations have been implemented across sites when tree cutting activities are underway.

Perama Hill

The project remains on care and maintenance pending receipt of the Environmental Impact Study permit.

CANADA

Lamaque

Permitting for Triangle production progressed throughout the quarter, with the mine license documentation completed and submitted post quarter end. The permit approval has an expected turnaround time of three months.

Underground development at Triangle for the quarter totalled 1,200 metres, which aligned with the plan for the quarter. Progress is expected to increase in the fourth quarter with additional crews for both development and production.

Over 28,000 tonnes of ore was delivered to the Camflo Mill at the end of the quarter and doré was poured in early October.

Total capital expenditure for the quarter was $13.8 million. Capital expenditure was mainly focused on underground development and is expected to ramp up in the last quarter.

BRAZIL

Tocantinzinho

The mining concession application was reviewed by the Department of Mineral Production/Para State and received a positive recommendation. The application was with the federal branch of the Mining Ministry for review and it has been sent back to Para State for final review.  Detailed engineering was completed for the tailings dam and the permit application was submitted. Work continued on the detailed design required for the solution pond for permit application. All permit approvals are expected during the first quarter of 2018.

A total of $2.7 million was spent during the quarter.

ROMANIA

Certej

Engineering and design work continued during the quarter in order to support the permitting of the tailings and waste management facilities.  A geotechnical field investigation and permitting level designs commenced based on the selected tailings impoundment location.  Engineering and permitting for offsite infrastructure continued with work progressing on the main power line, mine access road, water tanks and water supply pipeline.

A total of $3.5 million was spent during the quarter.

Exploration Review

During the third quarter, the Company completed 55,300 metres of exploration drilling at the Company’s exploration projects and mines. Exploration expenditures for the quarter totalled $14 million.

Turkey

At Efemcukuru, exploration drilling included resource conversion drilling at Kestane Beleni and testing of new targets at the nearby Kokarpinar vein system.   Regional exploration activities evaluated potential epithermal and porphyry targets associated with Tertiary volcanic centers in Western Turkey.

Romania

The 2017 drilling program at Bolcana was completed late in the quarter, with over 28,000 metres drilled during the year. Widely-spaced drillholes have outlined Au-rich porphyry style mineralization from near surface to over a kilometre depth. A review of results is in progress to define follow-up programs.

Serbia

Exploration during the quarter included continued drilling at the KMC project and surface programs on regional licenses. At KMC, 8,800 metres were completed at the Copper Canyon, Gradina, and Medenovac targets. At Copper Canyon and Gradina, drillholes tested for continuity of previous high-grade skarn intercepts. At Medenovac, an initial program of five scout holes testing skarn targets is underway. Surface programs have advanced the Lisa and Kukavitsa projects to drill ready stage.

Greece

At the Stratoni mine, 13 underground drillholes tested the lower portion of the Mavres Petres orebody, including both resource conversion and resource expansion holes. Drilling also continued at the early-stage Tsikara porphyry prospect, testing geochemical and geophysical anomalies associated with intrusive contact zones.

Canada

Exploration at the Lamaque project focused on resource delineation programs at the Triangle and Plug 4 deposits, with approximately 24,000 metres of drilling completed since project acquisition.  At Triangle, infill drilling of the C4 zone has now defined the resource area on roughly 20-30 metre drillhole spacing.  Results of this infill drilling are generally consistent with predictions from the previous drilling.  Drilling at Plug 4 has provided additional definition of mineralized zones associated with both throughgoing shear-hosted veins and peripheral extensional vein systems.

Brazil

During the quarter, drilling was conducted on the early-stage Mara Rosa orogenic gold project, testing new targets defined by soil geochemistry, geology and geophysics.  At the Nazareno project, drilling was initiated late in the quarter at the Gamba showing, testing for down-plunge extensions of shoots defined by previous drilling programs.

Corporate

Post quarter-end, the Company was pleased to announce the appointment of Christos Balaskas as Vice President and General Manager, Greece. Prior to joining Eldorado, Christos held the position of General Manager, Athens Natural Gas Supply and Distribution Company. Christos is an oil and gas energy professional with over 25 years of experience in the downstream oil and gas sector mostly with the Royal Dutch Shell Group of companies and BG Group.

Eduardo Moura, previously Vice President and General Manager, Greece, will be relocating back to the Vancouver office and assuming the role of Vice President and Special Advisor to the President and Chief Executive Officer.

Paul N. Wright, Eldorado’s Vice Chairman, has notified his intention to resign from the Board of Directors effective December 31, 2017.  The Company wishes to thank Paul for his tireless dedication over the past two decades, both as a member of the Board and in his previous role as President and Chief Executive Officer.

Conference Call

A conference call to discuss the details of the Company’s 2017 Third Quarter Results will be held by senior management on October 27, 2017 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until November 10, 2017)
Date:	Friday, October 27, 2017	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	855 859 2056
Dial in:	647 427 7450	Pass code:	930 298 43
Toll free:	888 231 8191

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to the Company’s 2017 Second Quarter Financial and Operational Results, including statements or information with respect to: our guidance and outlook, including expected production, projected cash cost, planned capital and exploration expenditures for 2017; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; recoveries of gold; results of test work; revised guidance; expected impact on reserves and the carrying value; the updating of the reserve and resource model and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets and the acquisition of Integra on the Company’s operations; risks related to impact of the integration of Integra; additional funding requirements; currency fluctuations; litigation and arbitration risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the full quarterly financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Dr. Peter Lewis, P. Geo., Vice President, Exploration at Eldorado, is the Qualified Person for the technical disclosure of the Exploration Review.

Jacques Simoneau, P. Geo., Exploration Manager and François Chabot, P. Eng., Director of Operations & Engineering at the Lamaque Project, are Qualified Persons for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Simoneau is responsible for the exploration activities on the project while Mr. Chabot is responsible for the engineering and operation activities. Both have reviewed and approved the scientific and technical information in this news release relating to the Lamaque Project.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

 Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Contacts

Investor Relations

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.607.6701 or 1.888.363.8166 kristam@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.601.6679 or 1.888.363.8166 louiseb@eldoradogold.com

Gold Production Highlights (in US$)

	Third Quarter 2017	Third Quarter 2016	YTD 2017	YTD 2016
Gold Production
Ounces Sold	65,439	73,740	196,713	226,346
Ounces Produced[1]	70,053	73,499	208,917	229,495
Cash Operating Cost ($/oz)[2,4]	508	468	485	492
Total Cash Cost ($/oz)[3,4]	548	486	510	509
Realized Price ($/oz - sold)	1,290	1,334	1,256	1,269
Kişladağ Mine, Turkey
Ounces Sold	35,953	49,247	127,188	151,868
Ounces Produced	35,902	49,270	127,002	151,570
Tonnes to Pad	3,212,861	4,345,162	9,728,871	12,648,337
Grade (grams / tonne)	1.17	0.91	1.04	0.82
Cash Operating Cost ($/oz)[4]	491	425	464	481
Total Cash Cost ($/oz)[3,4]	528	441	486	498
Efemçukuru Mine, Turkey
Ounces Sold	29,486	24,493	69,525	74,478
Ounces Produced	24,905	24,229	70,617	75,151
Tonnes Milled	121,759	116,182	362,514	352,713
Grade (grams / tonne)	7.20	7.32	6.87	7.41
Cash Operating Cost ($/oz)[4]	529	554	523	514
Total Cash Cost ($/oz)[3,4]	572	578	554	533
Olympias, Greece
Ounces Sold	-	-	-	-
Ounces Produced[1]	9,246	-	11,298	2,774
Tonnes Milled	-	-	-	87,350
Grade (grams / tonne)	-	-	-	2.47
Cash Operating Cost ($/oz)[4]	n/a	-	n/a	n/a
Total Cash Cost ($/oz)[3,4]	-	-	-	-

[1]	Includes pre-commercial production in 2017 and production from tailings retreatment in 2016.
[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash operating costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.

	Note	September 30, 2017	December 31, 2016

		$	$
ASSETS
Current assets
Cash and cash equivalents		539,788	883,171
Term deposits		6,304	5,292
Restricted cash		305	240
Marketable securities		5,169	28,327
Accounts receivable and other		82,181	54,315
Inventories		169,202	120,830
		802,949	1,092,175
Restricted cash and other assets		26,244	48,297
Defined benefit pension plan		13,269	11,620
Property, plant and equipment		4,160,488	3,645,827
Goodwill	4a	99,462	-
		5,102,412	4,797,919
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		98,339	90,705
Current portion of asset retirement obligation		2,647	-
Flow-through share premium liability		1,981	-
		102,967	90,705
Debt	6	593,235	591,589
Defined benefit pension plan		12,682	10,882
Asset retirement obligations		91,139	89,778
Deferred income tax liabilities		556,126	443,501
		1,356,149	1,226,455
Equity
Share capital		3,007,924	2,819,101
Treasury stock		(11,056)	(7,794)
Contributed surplus		2,614,132	2,606,567
Accumulated other comprehensive income (loss)		(18,085)	(7,172)
Deficit		(1,927,764)	(1,928,024)
Total equity attributable to shareholders of the Company		3,665,151	3,482,678
Attributable to non-controlling interests		81,112	88,786
		3,746,263	3,571,464
		5,102,412	4,797,919

		Three months ended		Nine months ended
		September 30,		September 30,

	Note	2017	2016	2017	2016
		$	$	$	$
Revenue
Metal sales		95,349	116,231	289,965	317,986

Cost of sales
Production costs		45,844	50,498	135,965	144,632
Inventory write-down (reversal)		487	(298)	487	-
Depreciation and amortization		18,634	16,908	52,254	53,427
		64,965	67,108	188,706	198,059
Gross profit		30,384	49,123	101,259	119,927

Exploration expenses		11,651	4,969	24,022	10,243
Mine standby costs (recovery)		1,263	(415)	3,595	14,962
Other operating items		-	-	3,658	-
General and administrative expenses		12,785	9,282	35,897	29,437
Acquisition costs	4a	4,265	-	4,265	-
Defined benefit pension plan expense		813	292	2,425	872
Share based payments	8	2,137	2,116	9,255	8,516
Write-down of assets	5	31,109	164	34,340	643
Foreign exchange loss (gain)		(2,757)	1,450	(3,418)	(1,703)
Operating profit (loss)		(30,882)	31,265	(12,780)	56,957

Loss on disposal of assets		(66)	(221)	(333)	(418)
Gain (loss) on marketable securities and other investments		27,311	-	28,089	(4,881)
Other income		5,227	1,018	9,787	695
Asset retirement obligation accretion		(458)	(449)	(1,505)	(1,346)
Interest and financing costs		(1,042)	(758)	(2,092)	(10,536)

Profit from continuing operations before income tax		90	30,855	21,166	40,471
Income tax expense		7,090	12,653	15,173	23,168
Profit (loss) from continuing operations		(7,000)	18,202	5,993	17,303
Profit (loss) from discontinued operations	4b	-	3,745	(2,797)	(329,987)
Profit (loss) for the period		(7,000)	21,947	3,196	(312,684)

Attributable to:
Shareholders of the Company		(4,179)	20,740	10,870	(311,602)
Non-controlling interests		(2,821)	1,207	(7,674)	(1,082)
Profit (loss) for the period		(7,000)	21,947	3,196	(312,684)

Profit (loss) attributable to shareholders of the Company
Continuing operations		(4,179)	18,453	13,667	19,356
Discontinued operations		-	2,287	(2,797)	(330,958)
		(4,179)	20,740	10,870	(311,602)

Weighted average number of shares outstanding (thousands)
Basic		785,621	716,587	739,935	716,587
Diluted		785,621	716,596	739,935	716,594

Profit (loss) per share attributable to shareholders
of the Company:
Basic profit (loss) per share		(0.01)	0.03	0.01	(0.43)
Diluted profit (loss) per share		(0.01)	0.03	0.01	(0.43)

Profit (loss) per share attributable to shareholders
of the Company - continuing operations:
Basic profit (loss) per share		(0.01)	0.03	0.02	0.03
Diluted profit (loss) per share		(0.01)	0.03	0.02	0.03

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016
		$	$	$	$

Profit (loss) for the period		(7,000)	21,947	3,196	(312,684)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets		(2,501)	(1,948)	16,053	22,286
Income tax on change in fair value of available-for-sale financial assets		-	265	(2,595)	(2,875)
Reversal of unrealized gains on available-for-sale investments on acquisition of Integra, net of taxes	4a				-
		(24,340)	-	(24,340)
Transfer of realized loss on disposal of available-for-sale financial assets		-	-	-	4,901
Actuarial losses on defined benefit pension plans, net of tax		(362)	(324)	(31)	(446)
Total other comprehensive income (loss) for the period		(27,203)	(2,007)	(10,913)	23,866
Total comprehensive income (loss) for the period		(34,203)	19,940	(7,717)	(288,818)

Attributable to:
Shareholders of the Company		(31,382)	18,733	(43)	(287,736)
Non-controlling interests		(2,821)	1,207	(7,674)	(1,082)
		(34,203)	19,940	(7,717)	(288,818)

		Three months ended		Nine months ended
		September 30,		September 30,

	Note	2017	2016	2017	2016
		$	$	$	$

Cash flows generated from (used in):
Operating activities
Profit (loss) for the period from continuing operations		(7,000)	18,202	5,993	17,303
Items not affecting cash:
Asset retirement obligation accretion		458	449	1,505	1,346
Depreciation and amortization		18,634	16,908	52,254	53,427
Unrealized foreign exchange loss (gain)		(490)	(70)	(868)	2,352
Deferred income tax expense (recovery)		(1,135)	2,191	(13,694)	(10,371)
Loss on disposal of assets		66	221	333	418
Write-down of assets		31,109	164	34,340	643
Loss (gain) on marketable securities and other investments		(27,311)	-	(28,089)	4,881
Share based payments		2,137	2,116	9,255	8,516
Defined benefit pension plan expense		813	292	2,425	872
		17,281	40,473	63,454	79,387
Property reclamation payments		(1,024)	(518)	(2,111)	(1,412)
Changes in non-cash working capital	10	(23,237)	39,791	(48,260)	(19,834)
Net cash provided (used) by operating activities of continuing operations		(6,980)	79,746	13,083	58,141
Net cash provided (used) by operating activities of discontinued operations		-	(19,862)	-	6,671

Investing activities
Net cash paid on acquisition of subsidiary	4a	(121,664)	(603)	(121,664)	(603)
Purchase of property, plant and equipment		(91,803)	(85,581)	(240,687)	(206,469)
Proceeds from the sale of property, plant and equipment		58	578	141	1,335
Proceeds from sale of mining interest, net of transaction costs		-	264,697	-	264,697
Proceeds (loss) on pre-production sales and tailings retreatment		10,933	(170)	12,025	3,708
Purchase of marketable securities		-	-	-	(2,526)
Proceeds from the sale of marketable securities		-	-	-	3,665
Value added taxes related to mineral property expenditures, net		3,501	-	19,846	-
Redemption of (investment in) term deposits		262,467	12	(1,012)	(923)
Increase in restricted cash		(66)	(2)	(9,790)	(8)
Net cash provided (used) by investing activities of continuing operations		63,426	178,931	(341,141)	62,876
Net cash used by investing activities of discontinued operations		-	(9,244)	-	(18,817)

Financing activities
Issuance of common shares for cash		-	-	586	-
Dividend paid to shareholders		-	-	(10,610)	-
Purchase of treasury stock		-	-	(5,301)	-
Long-term and bank debt proceeds		-	40,000	-	70,000
Long-term and bank debt repayments		-	(60,000)	-	(60,000)
Net cash provided (used) by financing activities of continuing operations		-	(20,000)	(15,325)	10,000

Net increase (decrease) in cash and cash equivalents		56,446	209,571	(343,383)	118,871
Cash and cash equivalents - beginning of period		483,342	197,489	883,171	288,189
Cash and cash equivalents - end of period		539,788	407,060	539,788	407,060
Less cash and cash equivalents held for sale - end of period		-	(42,762)	-	(42,762)
Cash and cash equivalents excluding held for sale - end of period		539,788	364,298	539,788	364,298

		Three months ended		Nine months ended
		September 30,		September 30,

	Note	2017	2016	2017	2016
		$	$	$	$

Share capital
Balance beginning of period		2,819,863	2,819,101	2,819,101	5,319,101
Shares issued upon exercise of share options, for cash		-	-	586	-
Transfer of contributed surplus on exercise of options		-	-	176	-
Shares issued on acquisition of Integra Gold Corp.	4a	188,061		188,061
Capital reduction		-	-	-	(2,500,000)
Balance end of period		3,007,924	2,819,101	3,007,924	2,819,101

Treasury stock
Balance beginning of period		(11,056)	(8,015)	(7,794)	(10,211)
Purchase of treasury stock		-	-	(5,301)	-
Shares redeemed upon exercise of restricted share units		-	221	2,039	2,417
Balance end of period		(11,056)	(7,794)	(11,056)	(7,794)

Contributed surplus
Balance beginning of period		2,611,660	2,602,027	2,606,567	47,236
Share based payments		2,472	2,389	9,780	7,892
Shares redeemed upon exercise of restricted share units		-	(221)	(2,039)	(2,417)
Recognition of other non-current liability and related costs		-	-	-	(1,416)
Reversal of other current liability and related costs		-	-	-	52,900
Transfer to share capital on exercise of options		-	-	(176)	-
Capital reduction		-	-		2,500,000
Balance end of period		2,614,132	2,604,195	2,614,132	2,604,195

Accumulated other comprehensive loss
Balance beginning of period		9,118	5,301	(7,172)	(20,572)
Other comprehensive gain (loss) for the period		(27,203)	(2,007)	(10,913)	23,866
Balance end of period		(18,085)	3,294	(18,085)	3,294

Deficit
Balance beginning of period		(1,923,585)	(1,916,215)	(1,928,024)	(1,583,873)
Dividends paid		-	-	(10,610)	-
Profit (loss) attributable to shareholders of the Company		(4,179)	20,740	10,870	(311,602)
Balance end of period		(1,927,764)	(1,895,475)	(1,927,764)	(1,895,475)
Total equity attributable to shareholders of the Company		3,665,151	3,523,321	3,665,151	3,523,321

Non-controlling interests
Balance beginning of period		83,933	167,466	88,786	169,755
Profit (loss) attributable to non-controlling interests		(2,821)	1,207	(7,674)	(1,082)
Decrease during the period		-	(17,642)	-	(17,642)
Balance end of period		81,112	151,031	81,112	151,031

Total equity		3,746,263	3,674,352	3,746,263	3,674,352